April 23, 2012

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Re:	Equinix, Inc.
Form 8-K
Filed February 15, 2012
File No. 000-31293

Dear Mr. Spirgel:

On behalf of Equinix, Inc. (“Equinix”), this letter responds to the comment set forth in your letter dated April 20, 2012 regarding the review and comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Equinix’s Form 8-K filed February 15, 2012. For ease of review, we have repeated the comment set forth in your letter.

Form 8-K filed February 15, 2012

Exhibit 99.1

1.	We believe that your earnings release gives undue prominence to the presentation and discussion of non-GAAP measures. For instance, we note your references to Adjusted EBITDA, cash cost of revenues, cash gross margins and cash selling, general and administrative expenses in the introduction of the earning release without references to the corresponding comparable GAAP measures. We also note that you give undue prominence to the presentation and discussion of the non-GAAP measures throughout the earnings release. Accordingly, we believe that you should revise future earnings releases to comply with the reporting requirements of Item 10(e) of Regulation S-K. Refer to Instruction 2 to Item 2.02 of Form 8-K in this regard.

In response to the Staff’s comment, Equinix advises the Staff that, in accordance with Item 10(e) of Regulation S-K, when presenting a non-GAAP financial measure in future earnings releases, Equinix will present the corresponding comparable GAAP measure with equal or greater prominence.

Mr. Larry Spirgel
Securities and Exchange Commission	2	April 23, 2012

In addition, Equinix acknowledges that:

•	Equinix is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Equinix may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 598-6201 with any questions or comments, or if there is anything I can do to facilitate your review.

Very truly yours,

/s/ Brandi Galvin Morandi

Brandi Galvin Morandi
General Counsel and Secretary

cc:	Stephen M. Smith
Keith D. Taylor
Alan F. Denenberg, Davis Polk & Wardwell LLP